UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from            to
Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CRANE CO.
100 First Stamford Place
Stamford, Connecticut 06902

INDEX TO FORM 11-K

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements as of and for the Years Ended December 31, 2014 and 2013	4-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	14

SIGNATURES	15

EXHIBIT:

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Stamford, Connecticut
June 29, 2015

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
INVESTMENTS, AT FAIR VALUE:
Non-participant-directed investments:
Plan's interest in Master Trust	$60,104,421	$70,648,654
Participant-directed investments:
Plan's interest in Master Trust	24,117,032	21,759,095
Registered investment companies	384,745,456	298,240,688
Money market fund	432,018	243,528
Collective trust fund	84,583,360	89,647,133
Total investments	553,982,287	480,539,098
RECEIVABLES:
Company contributions	4,616,950	5,541,506
Participant contributions	7,077	553
Notes receivable from participants	12,546,902	11,239,502
Total receivables	17,170,929	16,781,561
ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	571,153,216	497,320,659
Adjustments from fair value to contract value for collective trust fund	(2,495,472)	(2,373,834)
ASSETS AVAILABLE FOR BENEFITS	$568,657,744	$494,946,825
See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS:
Contributions:
Participant	$22,383,208	$20,482,122
Company	16,094,872	11,231,001
Rollover	2,623,601	2,255,931
Total contributions	41,101,681	33,969,054
Investment income:
Interest income	1,623,200	1,597,694
Dividends	14,333,601	7,848,489
Net appreciation in fair value of investments	(966,024)	80,564,432
Net investment income	14,990,777	90,010,615
Interest income on notes receivable from participants	583,836	560,290
Other additions	31,367	263,953
Total additions	56,707,661	124,803,912
DEDUCTIONS:
Benefits paid to participants	(43,342,760)	(34,543,683)
Administrative and other expenses	(273,855)	(173,168)
Total deductions	(43,616,615)	(34,716,851)

INCREASE IN ASSETS BEFORE PLAN TRANSFERS	13,091,046	90,087,061

TRANSFERS INTO PLAN
Transfers due to a plan merger	60,619,873	—

INCREASE IN ASSETS	73,710,919	90,087,061

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	494,946,825	404,859,764
End of year	$568,657,744	$494,946,825
See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	DESCRIPTION OF THE PLAN
The following description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
General — The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee and recordkeeper of the Plan, and a Master Trust agreement between Crane Co. and Vanguard (“the Master Trust”) was set up to hold all Crane Co. common stock held by the Plan – see Note 6. The Master Trust consists solely of Crane Co. common stock which includes (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in Crane Co. common stock, and is qualified as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code.
Plan Amendments — The Plan was originally effective January 1, 1985, and was most recently amended and restated effective January 1, 2013.  The Plan was amended effective January 1, 2014 to increase the non-matching Company contribution to 3% of eligible compensation.
Administration of the Plan — The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.
Participation — Subject to certain conditions, U.S. employees of Crane Co. and participating Crane Co. subsidiaries whose terms of employment are not subject to a collective bargaining agreement, or are not otherwise eligible to participate in a separate 401(k) plan of the Company are eligible to participate in the Plan upon completing the enrollment process following their date of hire.
Contributions and Funding Policy — Participants may elect to contribute to the Plan from one to seventy-five percent of their pretax annual compensation, as defined in the Plan. The contribution limit for highly compensated employees, defined as those whose earnings equal at least $115,000 in both 2014 and 2013, respectively, is limited to ten percent. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up); these additional contributions are ineligible for a Company matching contribution. Contributions are invested in funds selected by the participant. Contributions are subject to certain Internal Revenue Code (IRC) limitations.
The Company contributes on a matching basis 50% of the first six percent of each participant’s deferred savings.

Matching contributions are automatically invested in Crane Co. common stock which is part of the Master Trust. In accordance with the Code, participant pretax contributions could not exceed $17,500 in both 2014 and 2013, respectively. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.
In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provided a 3 percent non-matching Company contribution to certain participants who were not eligible to participate in the Company-sponsored defined benefit pension plan (the “Crane Pension Plan”) or the ELDEC Plan due to freezing of participation in those plans effective January 1, 2006. Effective January 1, 2013, employees no longer earn future benefits in the domestic defined benefit pension plan. As such, all domestic employees, will now receive the three percent non-matching Company contribution.

Rollover Contributions — Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances of new employees transferred from other non-company qualified plans.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 23 registered investment companies, a money market fund, a collective trust and Crane Co. Common Stock as investment options for participants. Although Company matching contributions are initially invested in Company stock, participants are permitted to direct such amounts into other investment options available under the Plan.
Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

charged with withdrawals, Plan losses and administrative fees (see Note 2). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participant contributions plus actual earnings, thereon, are immediately vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%
Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).
Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represent a forfeiture. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $372,160 and $241,662, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $746,090 and $873,784 from forfeited non-vested accounts during the years ended December 31, 2014 and 2013, respectively.
Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. Loans are secured by an assignment of the participant’s vested interest in the Plan, and bear interest at the prevailing prime lending rate as of the date the loan is made, plus two percent. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Participants may not have more than two loans outstanding at any time. As of December 31, 2014, participant loans have maturities through 2029 at interest rates ranging from 4.25 percent to 10.5 percent.
Plan Merger - As of the close of business on December 11, 2013, Crane Co. acquired MEI Conlux Holdings (U.S.), Inc. and its affiliate MEI Conlux Holdings (Japan), Inc. (together, “MEI”). The MEI Associate Retirement Plan was legally merged with the Amended and Restated Crane Co. Savings and Investment Plan effective December 26, 2014. The MEI Associate Retirement Plan’s net assets available for benefits totaling $60,619,873 was transferred to the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.
Basis of Accounting — The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment companies, a money market fund, Crane Co. common stock and a collective trust fund. Investment securities, in general, are exposed

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Vanguard Retirement Savings Trust III invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks which are intended to maintain a constant net asset value. The Vanguard Retirement Savings Trust III is stated at fair value and then adjusted to contract value as described below. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. See Note 3 for discussion of fair value measurements.
In accordance with GAAP, the Vanguard Retirement Savings Trust III is included at fair value in participant-directed investments in the statements of assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in assets available for benefits are presented on a contract value basis.
Investment Transactions and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the registered investment companies and common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investment.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the Plan Document.
Administrative Expenses — Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust) are paid by the Company in compliance with the terms of the Plan Document and Department of Labor guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions. If plan participants elect to participate in the Vanguard managed account program, they are required to pay the related fees.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2014 and 2013.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.
New Accounting Standards Not Yet Effective —
ASU No. 2015-07 — In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively in all periods presented in an entity’s financial statements. The Plan did not early adopt this guidance as of year-end. The adoption will not have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Following is a description of the valuation methodologies used for assets measured at fair value:
Investments in registered investment companies: Valued at net asset value (“NAV”) of shares held by the Plan at year-end based on quoted market prices from active markets and categorized as Level 1.
Money Market Fund: Short-term money market accounts are categorized as Level 1. They are valued at amortized cost, which approximates fair value.
Collective Trust Fund: Valued at the NAV of shares of a bank collective trust held by the Plan at year-end. The NAV is used as a practical expedient to estimate fair value, and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. Investments in the collective trust fund are categorized as Level 2.
Investment in Master Trust: Valued at the closing price reported on the active market on which the individual securities are traded. The Master Trust is comprised solely of Crane Co. common stock and there is a possibility that changes in the value of the Crane Co. common stock could occur and affect the amounts reported in the statements of assets available for benefits. The Company’s common stock is categorized as Level 1.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Fair Value Measurements at December 31, 2014 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$203,864,161	$—	$—	$203,864,161
International stock funds	36,765,976	—	—	36,765,976
Balanced funds	116,763,580	—	—	116,763,580
Bond funds:				—
U.S. Government and agency obligations	17,532,465	—	—	17,532,465
Corporate bonds	7,002,045	—	—	7,002,045
Sovereign bonds	1,531,697	—	—	1,531,697
Asset-backed/Commercial mortgage-backed securities	820,552	—	—	820,552
Other	464,980	—	—	464,980
Money market fund	432,018	—	—	432,018
Collective trust fund:				—
Fixed income fund	—	84,583,360	—	84,583,360
Plan's interest in Master Trust:				—
Crane Co. common stock	84,221,453	—	—	84,221,453
Total investments, at fair value	$469,398,927	$84,583,360	$—	$553,982,287

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Fair Value Measurements at December 31, 2013 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$170,669,658	$—	$—	$170,669,658
International stock funds	31,676,954	—	—	31,676,954
Balanced funds	76,147,771	—	—	76,147,771
Bond funds:
U.S. Government and agency obligations	13,111,546	—	—	13,111,546
Corporate bonds	4,739,113	—	—	4,739,113
Sovereign bonds	1,066,300	—	—	1,066,300
Asset-backed/Commercial mortgage-backed securities	513,404	—	—	513,404
Other	315,941	—	—	315,941
Money market fund	243,528	—	—	243,528
Collective trust fund:
Fixed income fund	—	89,647,133	—	89,647,133
Plan's interest in Master Trust:
Crane Co. common stock	92,407,750	—	—	92,407,750
Total investments, at fair value	$390,891,965	$89,647,133	$—	$480,539,098

For the years ended December 31, 2014 and 2013, there were no transfers between levels.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

4.	INVESTMENTS
The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2014 and 2013, are as follows:

	December 31, 2014		December 31, 2013
	Shares/Units	Fair Value	Shares/Units	Fair Value
Vanguard Equity Income Fund Admiral Shares (b)	$476,640	$31,176,994	423,534	$26,420,030
Vanguard Institutional Index Fund (b) *	280,702	52,960,129	—	—
T. Rowe Price Blue Chip Growth Fund-Advisor Shares	642,474	42,885,164	628,788	40,424,777
Plan's Interest in Master Trust (a) (b)	1,434,778	84,221,453	1,374,093	92,407,750
Vanguard 500 Index Fund Investor Shares (b) **	—	—	238,552	40,639,737
Vanguard Retirement Savings Trust lll (b) (c)	82,087,888	84,583,360	87,273,299	89,647,133
Vanguard Target Retirement 2015 Fund (b) **	921,014	14,082,310	1,876,806	27,720,428

* Does not represent 5% or more of Plan's assets available for benefits at December 31, 2013
**Does not represent 5% or more of Plan's assets available for benefits at December 31, 2014

(a)
The Plan's interest in Master Trust consisted of participant-directed investments and non-participant-directed investments in Crane Co. common stock of $24,117,032 and $60,104,421, respectively, at December 31, 2014 and participant-directed investments and non-participant-directed investments of $21,759,095 and $70,648,654, respectively, at December 31, 2013.

(b)	Represents a party-in-interest to the Plan.

(c)	The contract value of the Vanguard Retirement Savings Trust lll amounted to $82,087,888 and $87,273,299 at December 31, 2014 and 2013, respectively.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2014	2013
Registered investment companies:
Domestic stock funds	$10,215,642	$38,413,334
International stock funds	(2,615,114)	3,473,644
Balanced funds	2,804,041	8,710,221
Bond funds:
U.S. Government and agency obligations	395,241	(652,078)
Corporate bonds	157,850	(235,691)
Sovereign bonds	34,530	(53,030)
Asset-backed/Commercial mortgage-backed securities	18,498	(25,533)
Other	10,482	(15,713)
Plan's interest in Master Trust	(11,987,194)	30,949,278
Net appreciation in fair value of investments	$(966,024)	$80,564,432

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS
A portion of the Master Trust is non-participant-directed because it consists of matching contributions from the Company. Information about the assets and the significant components of the changes in assets relating to this investment were as follows:

	December 31, 2014	December 31, 2013
Assets:
Plan's interest in Master Trust	$60,104,421	$70,648,654

	Year ended December 31, 2014	Year ended December 31, 2013
Changes in Assets:
Contributions	6,896,256	6,607,049
Dividends	314,353	1,256,167
Net (depreciation) appreciation of fair value of investments	(8,683,834)	23,448,059
Benefits paid to participants	(5,404,514)	(4,995,906)
Transfers to participant-directed investments	(3,666,494)	(11,416,593)

Net change	(10,544,233)	14,898,776

Plan's interest in Master Trust - beginning of year	70,648,654	55,749,879

Plan's interest in Master Trust - end of year	$60,104,421	$70,648,654

6.	INTEREST IN MASTER TRUST
The Plan has a Master Trust to hold the Crane Co. Common Stock Fund. This trust account at Vanguard (“Trustee”) consists of an undivided interest in an investment account of the Master Trust, and is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the ELDEC Plan with the Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. The net assets and investments of the Master Trust at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Investment in Master Trust—at fair value Crane Co. Common Stock	$86,217,920	$94,019,685
Percentage of total Master Trust related to the Plan	97.7%	98.3%
Investment income (loss) of the Master Trust for the year ending December 31, 2014 and 2013 is summarized below:

	2014	2013
Dividend income	$115	$264
Net appreciation (depreciation) in fair value of investments - Crane Co. common stock	(12,084,266)	31,609,121
Investment income (loss) of the Master Trust	$(12,084,151)	$31,609,385
Plan's interest in investment income (loss) of the Master Trust	$(11,987,194)	$30,949,278

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

7.	COLLECTIVE TRUST FUND
The Vanguard Retirement Savings Trust III (the “Fund”) is a collective trust fund sponsored by Vanguard. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, such as premature termination of the contracts by the Plan, plan termination, bankruptcy, mergers, and early retirement incentives. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

8.	NET ASSET VALUE (NAV) PER SHARE
The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2014 and 2013:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2014
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III (a)	$84,583,360	None	Immediate	see Note 7	None
	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III (a)	$89,647,133	None	Immediate	see Note 7	None

*	The fair value of the investment has been estimated using the NAV of the investment.

(a)
This fund seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high quality bonds and bond mutual funds.

9.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies managed by Vanguard. Vanguard is a trustee as defined by the Plan (see Note 1), and, therefore, these transactions qualify as exempt party-in-interest transactions. Balances of these funds at December 31, 2014 and 2013 were $368,111,386 and $295,600,128, respectively. These funds earned net investment income of $18,119,176 and $31,484,532 for the years ended December 31, 2014 and 2013, respectively. Fees incurred for investment management services, if any, were paid by the Plan as a reduction in the return on investment.
At December 31, 2014 and 2013, the Plan held 1,434,778 and 1,374,093 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $58,369,960 and $47,972,591, respectively, and fair value of $84,221,453 and $92,407,750, respectively. The shares held by the Plan at December 31, 2014 and 2013 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2014 and 2013, the Plan recorded investment gain/(loss) of $(11,987,194) and $30,949,278, respectively, related to its investment in the common stock of Crane Co.
Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

10.	PLAN TERMINATION
The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

11.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and a request for an updated determination of the Plan and related trust’s qualified status is pending with the IRS. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

12.	ACTUAL DEFERRAL PERCENTAGE (“ADP”) TESTING
Based on non-discrimination tests, the Plan did not pass the ADP test in 2014. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees (per IRS regulations) may exceed the level of elective contributions made on behalf of non-highly compensated employees. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the requirements and procedures of the Code and the Employee Plans Compliance Resolution System (“EPCRS”), an amnesty program sponsored by the IRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.
The Plan also did not pass the ADP test in 2013. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the Code and EPCRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.
Considering the remedial actions taken and to be taken pursuant to the provisions of the Plan document and the Code, management believes that this compliance issue will not affect the tax-exempt status of the Plan.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

13.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits and changes in assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Statements of Assets Available for Benefits:
Assets available for benefits per the financial statements	$568,657,744	$494,946,825
Adjustment from contract value to fair value for collective trust fund	2,495,472	2,373,834
Deemed distributions	(292,706)	(210,407)
Net Assets per the Form 5500, at fair value	$570,860,510	$497,110,252

	2014	2013
Statements of Changes in Assets Available for Benefits:
Increase (decrease) in assets available for benefits before Plan transfers per the financial statements	$13,091,046	$90,087,061
Adjustment from contract value to fair value for collective trust fund	121,638	(1,861,812)
Deemed distributions	(82,299)	20,632
Net income per Form 5500	$13,130,385	$88,245,881

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EMPLOYER ID NO: 13-1952290
PLAN ID NO: 038
December 31, 2014

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	JP Morgan Mid Cap Value Fund; Institutional Shares	Registered Investment Company	**	21,091,356
	Munder Mid Cap Core Growth - Y Shares	Registered Investment Company	**	18,187,689
	PIMCO Total Return Fund; Institutional Class	Registered Investment Company	**	4,985,068
	American Funds EuroPacific Growth Class R-5	Registered Investment Company	**	14,500,171
	T. Rowe Price Blue Chip Growth Fund-Advisor Shares	Registered Investment Company	**	42,885,164
*	Vanguard Equity Income Fund Admiral Shares	Registered Investment Company	**	31,176,994
*	Vanguard Institutional Index Fund	Registered Investment Company	**	52,960,129
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	**	15,783,321
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	**	16,794,439
*	Vanguard Total International Stock Index Fund	Registered Investment Company	**	22,265,805
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	2,665,609
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	14,082,310
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	21,138,360
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	25,834,571
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	16,213,683
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	14,199,403
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	7,622,265
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	5,270,504
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	3,789,226
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	852,117
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	**	164,500
*	Vanguard Target Retirement Income	Registered Investment Company	**	4,931,033
*	Vanguard Total Bond Mkt Index	Registered Investment Company	**	27,351,740
*	Vanguard Prime Money Market Fund	Money Market Fund	**	432,018
*	Vanguard Retirement Savings Trust III ***	Collective Trust Fund	**	84,583,360
*	Crane Co. Stock Fund	Company Stock	58,369,960	84,221,453
*	Loan Fund ****	Participant Loans	—	12,546,902
				$566,529,189
	Loans have interest rates ranging from 4.25% - 10.5% and mature in 2014 through 2029

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Vanguard Retirement Savings Trust III at contract value amounted to $82,087,888 at December 31, 2014.
****	Represents total loans outstanding, net of $292,706 of deemed distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Richard A. Maue
Richard A. Maue
On behalf of the Committee
Stamford, CT
June 29, 2015